UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                               Capital Trust, Inc.
                            -------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    14052H100
                                    ---------
                                 (CUSIP Number)

                                November 6, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                     ----------------------
CUSIP No.  14052H100                   13G                 Page  2  of  9  Pages
---------------------                                     ----------------------

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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Bedford Oak Advisors, LLC    13-4007124
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
                     5  SOLE VOTING POWER

                        0
                     -----------------------------------------------------------
     NUMBER OF       6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY         892,100
     OWNED BY        -----------------------------------------------------------
       EACH          7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            0
       WITH          -----------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

                        892,100
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    892,100
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    N/A
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.4%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No.  14052H100                   13G                 Page  3  of  9  Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Harvey P. Eisen
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
--------------------------------------------------------------------------------
                     5  SOLE VOTING POWER

                        0
                     -----------------------------------------------------------
     NUMBER OF       6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY         892,100
     OWNED BY        -----------------------------------------------------------
       EACH          7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            0
       WITH          -----------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

                        892,100
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   892,100
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    N/A
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.4%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1(a):          NAME OF ISSUER:

                    Capital Trust, Inc. (the "Company").

ITEM 1(b):          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    410 Park Avenue, 14th floor
                    New York, NY 10022

ITEMS 2(a)          NAME OF PERSON FILING; ADDRESS OF PRINCIPAL
AND 2(b):           BUSINESS OFFICE:

                    This statement is filed by and on behalf of (i) Bedford Oak Advisors, LLC ("BOA"), in its capacity as investment manager of two private investment partnerships (the "Partnerships") and an offshore investment fund (the "Fund"), and (ii) Harvey Eisen, in his capacity as managing member of BOA. The principal business address of each reporting person is 100 South Bedford Road, Mt. Kisco, New York, 10549.

ITEM 2(c):          CITIZENSHIP:

                    BOA is a Delaware limited liability company.
                    Mr. Eisen is a United States citizen.

ITEM 2(d):          TITLE OF CLASS OF SECURITIES:

                    Class A Common Stock, par value $0.01 per share ("Common Stock")

ITEM 2(e):          CUSIP NUMBER:

                    14052H100

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b) OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                (a) [ ] Broker or dealer registered under Section 15 of the Act,
                (b) [ ] Bank as defined in Section  3(a)(6) of the Act,
                (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                        Act,
                (d) [ ] Investment Company registered under Section 8 of the
                        Investment Company Act of 1940,
                (e) [ ] Investment Adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E),
                (f) [ ] Employee Benefit Plan or Endowment Fund in
                        accordance with 13d-1 (b)(1)(ii)(F),
                (g) [ ] Parent Holding Company or control person in
                        accordance with Rule 13d-1 (b)(1)(ii)(G),
                (h) [ ] Savings Association as defined in Section 3(b) of
                        the Federal Deposit Insurance Act,
                (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
                (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:             OWNERSHIP:

                    As of the date of the event which requires the filing of this statement:

               A. BOA.

               (a) Amount beneficially owned: BOA is deemed to have beneficial ownership of 892,100 shares of Common Stock by virtue of its position as investment manager of the Partnerships and the Fund. BOA shares voting and dispositive power over its holdings of Common Stock with the Partnerships, the Fund and Mr. Eisen.

               (b)  Percent of class: 5.4%.

               (c)  Number of shares as to which such person has:

                    (i)   Sole power to vote or direct the vote: -0-
                    (ii)  Shared power to vote or direct the vote: 892,100
                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv)  Shared power to dispose or direct the disposition:
                          892,100

               B. Mr. Eisen.

               (a) Amount beneficially owned: Mr. Eisen is deemed to have beneficial ownership of 892,100 shares of Common Stock by virtue of his position as the managing member of BOA. Mr. Eisen shares voting and dispositive power over his holdings of Common Stock with the Partnerships, the Fund and BOA.

               (b)  Percent of class: 5.4%.

               (c)  Number of shares as to which such person has:

                    (i)   Sole power to vote or direct the vote: -0-
                    (ii)  Shared power to vote or direct the vote: 892,100
                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv)  Shared power to dispose or direct the disposition:
                          892,100

ITEM 5:             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                    Not Applicable

ITEM 6:             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON:

                    The Partnerships and the Fund have the right to receive dividends from and the proceeds of the sale of the subject securities owned by such entities. None of such parties owns beneficially more than 5% of the class.

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                    Not Applicable.

ITEM 8:             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                    Not Applicable.

ITEM 9:             NOTICE OF DISSOLUTION OF GROUP:

                    Not Applicable.

ITEM 10:            CERTIFICATION:

                    By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2002


                                        BEDFORD OAK ADVISORS, LLC


                                        By: /s/ Harvey P. Eisen
                                            ------------------------------------
                                            Harvey P. Eisen
                                            Chairman and Managing Member


                                            /s/ Harvey P. Eisen
                                            ------------------------------------
                                            HARVEY P. EISEN